SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F        x Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes No x

EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
Naspers Limited no change
statement and notice of annual
general meeting, dated August
3, 2006

NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
(‘Naspers’ or ‘the company’)

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL
MEETING

Shareholders are advised that the company’s annual financial statements for the year ended 31 March 2006 were posted to shareholders and contain no modifications to the audited results that were published in the provisional report on 27 June 2006.
PricewaterhouseCoopers Inc. audited the results contained in the provisional report and the annual financial statements of Naspers and its reports are available for inspection at the registered office of the company.

The notice of the annual general meeting will be posted to shareholders today,
Thursday 3 August 2006, and notice is hereby given that the ninety-second annual general meeting of the company will be held at 11:15 on Friday 25 August 2006, on the 18th Floor of Naspers Centre, 40 Heerengracht in Cape Town, South Africa to
transact business as stated in the notice of the annual general meeting.

Cape Town
3 August 2006
Sponsor: Investec Bank Limited

SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: August 3, 2006 by
Name:   Stephan J. Z. Pacak
Title:     Director